AMENDED SCHEDULE A

dated June 4, 2026

to the Amended and Restated Expense Limitation Agreement
between Edgewood Management LLC and The Advisors’ Inner Circle Fund
dated December 31, 2019

MAXIMUM ANNUAL OPERATING EXPENSE LIMITS

This Agreement relates to the following Funds of the Trust:

Name of Fund	Share Class	Maximum Annual Operating Expense Limit	Term End Date
Edgewood Growth Fund	Institutional Shares	1.00%	January 31, 2027
	Retail Shares
	Service Shares
Edgewood Growth ETF	(Not applicable)	0.85%	January 31, 2028

ACKNOWLEDGED AND ACCEPTED BY:

THE ADVISORS’ INNER CIRCLE FUND

/s/ Michael Beattie
Name:	Michael Beattie
Title:	President

EDGEWOOD MANAGEMENT LLC

/s/ Fausto Rotundo
Name:	Fausto Rotundo
Title:	Chief Financial Officer